BJD 3/29



SE 07005325 OMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inter Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 3300
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Hamlyn — (415) 986-8040
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Hamlyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter Securities, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of February 2007

Nancy J. Simenson
Notary Public


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Inter Securities Ltd.

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

Inter Securities Ltd.
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Stockholder of
Inter Securities Ltd.

We have audited the accompanying statement of financial condition of Inter Securities Ltd. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Inter Securities Ltd. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2007

Inter Securities Ltd.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 104,818
Commissions receivable	10,491
Security deposit	32,261
Total assets	**$ 147,570**

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 15,000
Stockholder's equity	
Common Stock, $1 par value: 50,000 shares authorized, 1 share issued and outstanding	1
Additional paid-in-capital	19,999
Retained earnings	112,570
Total stockholder's equity	132,570
Total liabilities and stockholder's equity	**$ 147,570**

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

Inter Securities Ltd. (the "Company") was incorporated under the laws of the British Virgin Islands in February 1996 and registered in the United States as a broker-dealer in securities effective September 5, 1996 and as an introducing broker with the National Futures Association ("NFA") in 2003.

The primary purpose of the Company is to introduce foreign persons to securities issued by certain hedge funds. The managers of the hedge funds compensate the Company directly for such introductions.

Commission and consulting income and the related expenses are recorded on the accrual basis.

Cash and cash equivalents include money market funds with maturities of less than 90 days at the date of purchase and are carried at cost plus accrued interest, which approximates fair value.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Commitments

On October 1, 2004, the Company entered into an agreement with Prospect Capital, LLC, an affiliated entity ("Prospect"), whereby Prospect agreed to provide research and consulting services to the Company and the Company would provide Prospect with office space and administrative services.

Pursuant to an amendment to the agreement effective May 1, 2005, the Company is obligated to pay Prospect in an amount of $40,000 per month. Effective September 1, 2006, a second amendment to the agreement increased the fees to $50,000 per month. In addition, to the extent that the Company has incurred expenses on behalf of Prospect, the Company may apply any compensation due to Prospect to the outstanding balance.

The Company leases office space under an operating sublease agreement that is renewable on a monthly basis. There is a security deposit of $32,261 on hand with the lessor in connection with the sublease.

Note 3 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 4 Net Capital Requirements

The Company is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1-17) the Company is required to maintain "adjusted net capital" of $45,000, as this term is defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had adjusted net capital and net capital requirements of $85,242 and $45,000, respectively.

Note 5 Income Taxes

The Company is incorporated under the laws of the British Virgin Islands. Currently, there are no British Virgin Islands taxes payable.

END